

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2013

<u>Via E-mail</u>
James P. Dore
Secretary
Marlborough Software Development Holdings, Inc.
500 Nickerson Road
Marlborough, MA 01752

> **Re:** **Marlborough Software Development Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 13, 2013**
> **File No. 000-54620**
>
> **Schedule 13E-3**
> **Filed September 13, 2013**
> **File No. 005-86801**

Dear Mr. Dore:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
        Gregory L. White, Esq.
        Seyfarth Shaw LLP